Exhibit 99.1

111, Inc. Announces Appointment of Independent Financial Advisor and Legal Counsel to the Special Committee

SHANGHAI, Oct. 26, 2026 /PRNewswire/ -- 111, Inc. ( "111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company in China, announced today that the special committee (the “Special Committee”), comprising three independent directors, Mr. Jian Sun, who is the chairman of the Special Committee, Mr. Nee Chuan Teo and Mr. Jun Luo, established by the Company’s Board of Directors (“the Board”), has retained Houlihan Lokey China Limited as its independent financial advisor and Kirkland & Ellis as its U.S. legal counsel in connection with its review and evaluation of the previously announced preliminary, non-binding proposal letter dated September 16, 2026 (the “Proposal”) as well as other potential strategic alternatives that the Company may pursue.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Proposal or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal or that any other comparable transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading technology-enabled healthcare platform transforming China’s healthcare value chain through digitalization and artificial intelligence (AI). By connecting consumers, pharmacies, pharmaceutical companies and other healthcare participants, 111 aims to make pharmaceutical products and healthcare services more accessible, efficient and affordable, while helping industry participants operate more intelligently.

Through its integrated ecosystem, 1 Pharmacy, the Company’s online retail pharmacy, provides consumers with convenient access to a broad range of pharmaceutical products and healthcare services. On the B2B side, 1 Medicine offers pharmacies a one-stop digital sourcing platform, helping them improve purchasing efficiency, product availability and inventory management. Leveraging its pharmacy network, proprietary industry data and digital infrastructure, 111 is increasingly deploying AI-powered solutions and Agents to help pharmacies manage daily operations, including sales analysis, inventory optimization, replenishment, pricing and promotions. For pharmaceutical and healthcare companies, 111 provides an omni-channel commercialization platform combining digital marketing, patient education, data analytics, pricing and market monitoring.

111 is transforming from a digital company into an AI-powered healthcare company. Using its industry data and digital capabilities, the Company deploys AI Agents that move beyond information and analysis to execute workflows for pharmacies and other industry participants. With AI models, proprietary healthcare data and interconnected business systems, 111 aims to build an intelligent operating layer for healthcare and strengthen its role as a tech platform linking China’s healthcare value chain upstream and downstream.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.
Investor Relations
Email: ir@111.com.cn

111, Inc.
Media Relations
Email: press@111.com.cn
Phone: +86-021-2053 6666 (China)

SOURCE 111, Inc.